UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1 )1

ATS Medical, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

002083103
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 002083103

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,393,607 shares[2]
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,393,607 shares[2]
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,607 shares[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON PN

    2           Includes 219,594 shares of common stock issuable upon exercise of warrants that are exercisable currently or within 60 days of the date hereof, and excludes 221,918 shares of common stock issuable upon the exercise of warrants that are not exercisable within the said 60-day period pursuant to the terms thereof.  Pursuant to the terms of the warrants, the Reporting Person may not acquire shares of common stock upon exercise of the warrants to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Person and its affiliates would exceed 9.99% of the issued and outstanding shares of common stock of the issuer.

CUSIP NO. 002083103

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,396,783 shares[3]
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,396,783 shares[3]
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,396,783 shares[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON OO

3           Includes 220,696 shares of common stock issuable upon exercise of warrants that are exercisable currently or within 60 days of the date hereof, and excludes 223,032 shares of common stock issuable upon the exercise of warrants that are not exercisable within the said 60-day period pursuant to the terms thereof.  Pursuant to the terms of the warrants, the Reporting Person may not acquire shares of common stock upon exercise of the warrants to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Person and its affiliates would exceed 9.99% of the issued and outstanding shares of common stock of the issuer.

CUSIP NO. 002083103

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 791,174 shares[4]
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 791,174 shares[4]
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 791,174 shares[4]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12	TYPE OF REPORTING PERSON PN

4           Includes 129,570 shares of common stock issuable upon exercise of warrants that are exercisable currently or within 60 days of the date hereof, and excludes 130,942 shares of common stock issuable upon the exercise of warrants that are not exercisable within the said 60-day period pursuant to the terms thereof.  Pursuant to the terms of the warrants, the Reporting Person may not acquire shares of common stock upon exercise of the warrants to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Person and its affiliates would exceed 9.99% of the issued and outstanding shares of common stock of the issuer.

CUSIP NO. 002083103

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,548,277 shares[5]
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,548,277 shares[5]
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,548,277 shares[5]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON OO

    5           Includes 239,658 shares of common stock issuable upon exercise of warrants that are exercisable currently or within 60 days of the date hereof, and excludes 242,194 shares of common stock issuable upon the exercise of warrants that are not exercisable within the said 60-day period pursuant to the terms thereof.  Pursuant to the terms of the warrants, the Reporting Person may not acquire shares of common stock upon exercise of the warrants to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Person and its affiliates would exceed 9.99% of the issued and outstanding shares of common stock of the issuer.

CUSIP NO. 002083103

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND II (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 890,979 shares[6]
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 890,979 shares[6]
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 890,979 shares[6]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON PN

6           Includes 135,481 shares of common stock issuable upon exercise of warrants that are exercisable currently or within 60 days of the date hereof, and excludes 136,915 shares of common stock issuable upon the exercise of warrants that are not exercisable within the said 60-day period pursuant to the terms thereof.  Pursuant to the terms of the warrants, the Reporting Person may not acquire shares of common stock upon exercise of the warrants to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Person and its affiliates would exceed 9.99% of the issued and outstanding shares of common stock of the issuer.

CUSIP NO. 002083103

1	NAME OF REPORTING PERSON CANDENS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 3,075,760 shares[7]
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 3,075,760 shares[7]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,075,760 shares[7]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON OO

7           Includes 484,645 shares of common stock issuable upon exercise of warrants that are exercisable currently or within 60 days of the date hereof, and excludes 489,775 shares of common stock issuable upon the exercise of warrants that are not exercisable within the said 60-day period pursuant to the terms thereof.  Pursuant to the terms of the warrants, the Reporting Person may not acquire shares of common stock upon exercise of the warrants to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Person and its affiliates would exceed 9.99% of the issued and outstanding shares of common stock of the issuer.

CUSIP NO. 002083103

1	NAME OF REPORTING PERSON ACCIPITER CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,945,060 shares[8]
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,945,060 shares[8]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,945,060 shares[8]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON OO

8           Includes 460,354 shares of common stock issuable upon exercise of warrants that are exercisable currently or within 60 days of the date hereof, and excludes 465,226 shares of common stock issuable upon the exercise of warrants that are not exercisable within the said 60-day period pursuant to the terms thereof.  Pursuant to the terms of the warrants, the Reporting Person may not acquire shares of common stock upon exercise of the warrants to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Person and its affiliates would exceed 9.99% of the issued and outstanding shares of common stock of the issuer

CUSIP NO. 002083103

1	NAME OF REPORTING PERSON GABE HOFFMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 6,020,820 shares[9]
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 6,020,820 shares[9]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,020,820 shares[9]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON IN

9           Includes 944,999 shares of common stock issuable upon exercise of warrants that are exercisable currently or within 60 days of the date hereof, and excludes 955,001 shares of common stock issuable upon the exercise of warrants that are not exercisable within the said 60-day period pursuant to the terms thereof.  Pursuant to the terms of the warrants, the Reporting Person may not acquire shares of common stock upon exercise of the warrants to the extent that, upon exercise, the number of shares of common stock beneficially owned by the Reporting Person and its affiliates would exceed 9.99% of the issued and outstanding shares of common stock of the issuer.

CUSIP NO. 002083103

Item 1(a).	Name of Issuer:

ATS Medical, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3905 Anapolis Lane North, Suite 105
Minneapolis, MN 55447

Item 2(a).	Name of Person Filing:

This statement is jointly filed by Accipiter Life Sciences Fund, LP, a Delaware limited partnership (“ALSF”), Accipiter Life Sciences Fund (Offshore), Ltd., a Cayman Islands company (“Offshore”), Accipiter Life Sciences Fund II, LP, a Delaware limited partnership (“ALSF II”), Accipiter Life Sciences Fund II (Offshore), Ltd., a Cayman Islands Company (“Offshore II”), Accipiter Life Sciences Fund II (QP), LP, a Delaware limited partnership (“QP II”), Accipiter Capital Management, LLC, a Delaware limited liability company (“Management”), Candens Capital, LLC, a Delaware limited liability company (“Candens”) and Gabe Hoffman (together with ALSF, ALSF II, Offshore, Offshore II, QP II, Management and Candens, the “Reporting Person”).  Because Gabe Hoffman is the managing member of Candens (Gabe Hoffman and Candens are hereinafter referred to as the “Domestic Controlling Persons”), which in turn is the general partner of ALSF, ALSF II and QP II, and because Gabe Hoffman is the managing member of Management (Gabe Hoffman and Management are hereinafter referred to as the “Foreign Controlling Persons”), which in turn is the investment manager of Offshore and Offshore II, the Domestic Controlling Persons and Foreign Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by ALSF, ALSF II, Offshore, Offshore II and QP II.  The Reporting Persons are filing this joint statement, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

399 Park Avenue, 38th Floor
New York, New York 10022

Item 2(c).	Citizenship:

ALSF, ALSF II, QP II, Candens and Management are organized under the laws of the State of Delaware.  Offshore and Offshore II are organized under the laws of the Cayman Islands.  Gabe Hoffman is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock

CUSIP NO. 002083103

Item 2(e).	CUSIP Number:

002083103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

☒	Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The percentages reported herein are calculated based on 59,352,268 shares of Common Stock, $0.01 par value per share, outstanding as of November 1, 2007, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007.

See Cover Pages Items 5–11.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

CUSIP NO. 002083103

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A to Schedule 13G dated March 19, 2007

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 002083103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	ACCIPITER LIFE SCIENCES FUND, LP

	By:	Candens Capital, LLC its general partner

	By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II, LP

By:	Candens Capital, LLC its general partner

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CUSIP NO. 002083103

ACCIPITER LIFE SCIENCES FUND II (QP), LP

By:	Candens Capital, LLC its general partner

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER CAPITAL MANAGEMENT, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CANDENS CAPITAL, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

/s/ Gabe Hoffman
GABE HOFFMAN